

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2010

Nana Baffour, CFA
Chief Executive Officer and Co-Executive Chairman
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, NY 10022

> **Re: Midas Medici Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 30, 2010**
> **File No. 333-166480**

Dear Mr. Baffour:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated June 4, 2010. Please revise your Registration Fee table to include the options and warrants, the exchange of which will be registered pursuant to this registration statement.

2. We note your response to comment 3 in our letter dated June 4, 2010 in regards to the company removing the reference that the joint proxy/registration statement constitutes a proxy statement for Midas Medici's annual stockholders meeting. Please advise us whether the shareholders of Midas Medici will have an opportunity to vote upon the merger, and if not, please explain why. In addition, please advise us whether Midas Medici will need to seek authorization of the additional securities, such as the options and warrants, to be issued as part of the merger.

3.   For each person who will serve as director or an executive officer of Midas Medici after the merger, please include the disclosure required by Items 402, 404, and 407(a) of Regulation S-K. See Item 18(a)(7) of Form S-4.

Table of Contents

4.   Please revise your Table of Contents to provide the correct page numbers for each of your listed sections.

Glossary, page 2

5.   We note your response to comment 7 in our letter dated June 4, 2010 and the added glossary in the summary. Please revise the summary section to comply with the requirements of Rule 421 of Regulation C. Please avoid the use of a glossary and do not include technical terms or jargon in the forepart of your prospectus, including your summary. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

Post – Merger Operating Aspirations, page 5

6.   We have reviewed your response to our prior comment 8. Based on your response it does not appear that you have a factual basis for determining the post-merger aspirations you have disclosed. As such, we remain unclear how you determined that this disclosure was appropriate. Please revise your filing to eliminate this disclosure or present it in the form of a financial forecast in accordance with Rule 11-03 of Regulation S-X.

Interests of Certain Persons in the Merger, page 6

7.   We note your tabular response to comment 9 in our letter dated June 4, 2010 found on pages 6 and 36 of your registration statement. We also note that that Mr. Kachidza's ownership includes 326,351 shares held by Mr. Baffour. Please revise your tables for Mr. Kachidza to reflect only those shares for which he is a beneficial owner or advise.

8.   Please advise us why the table excludes the 100,000 shares of common stock underlying the options.

Market Price and Dividend Information, page 12

9.   We note that the last reported price at which Midas Medici stock was traded was $4.75 on June 29, 2010. Within this section and in your risk factors, please include a discussion of the penny stock rules and how they might apply to the post-merger trading of your common stock or advise. See Exchange Act Rule 3(a)(51).

Risk Factors

"Our international operations are subject to risks which could harm our business…," page 18

10.   We note your response to comment 11 in our letter dated June 4, 2010 and we reissue the comment with regard to this risk factor. Please revise the bulleted list so that each material risk is described in an individual risk factor or advise.

Background of the Merger

Midas Medici, page 29

11.   We note your response to comment 20 in our letter dated June 4, 2010. Please clarify what you mean with respect to Consonus when you disclose that there were no other competitors "in its space" that would offer Midas Medici the competitive edge that its board of directors considered important. Also, please reconcile this with your risk factor on page 23 which describes how Consonus faces intense and growing competition.

12.   We note your response to comment 22 in our letter dated June 4, 2010. Please provide the information required by Item 1015(b) of Regulation M-A with respect to your retained, independent investment bank and the fairness opinion that was obtained by management. Also please file the required materials as an exhibit pursuant to Item 21(c) of the Instructions to Form S-4. Please note we may have further comments.

13.   Please confirm that you have included all material negative factors that the board considered in making its determination to recommend the merger to your stockholders. To that extent, we note your disclosure on page 82 that Consonus remains in default on certain debt obligations.

Consonus, page 30

14.   We note your disclosure on page 30 that the Consonus special committee considered the need to raise capital, achieve liquidity for shareholders, be in a position to grow and to obtain capital to meet existing debt obligations. Please expand your disclosure to include a discussion of the various financing options that were open to Consonus as an alternative to the merger with Midas Medici. Please describe the reasons why the board decided to recommend the merger instead of these other alternatives. For example you should disclose the reasons why it was not prudent to attempt another IPO.

15.   We note your response to comment 27 in our letter dated June 4, 2010. Please provide additional details about the negotiation which occurred between April 17, 2010 and April 29, 2010. Describe the issues that were still being decided by Consonus' special committee at that time and the eventual resolution of those issues.

Interests of Consonus' Directors and Executive Officers in the Merger, page 36

16.   We note your response to comment 29 in our letter dated June 4, 2010. Please expand
        your disclosure to describe for each listed transaction the analysis management used in
        reaching its conclusion that economic benefits outweighed the potential related party
        conflict.

Strategic Trends Driving the Merger, page 34

17.   We note the disclosure in figures 5 and 6 on page 35 regarding "Smart Metering
        Installation Projection for US" and "Electric 'Smart Meter' Forecast." The source of
        these materials is listed as Utilipoint International Inc. which is a subsidiary of Midas
        Medici. In the prospectus, please provide a reasonable basis for the projection and
        forecast. Also discuss whether such materials were prepared specifically for this
        registration statement.

Conditions to the Completion of the Merger, page 43

18.   We note your disclosure on page 44 that Consonus must have obtained the consents,
        waivers and approvals required to be obtained in connection with the merger agreement.
        Please tell us whether Consonus has received written consents from its shareholders.

Covenants, page 45

19.   We note your responses to comments 38 and 49 in our letter dated June 4, 2010. Within
        this section please identify which of your covenants are waivable. Also include a
        discussion of the circumstances under which specific covenants may be waived and how
        either party of the merger is required to go about obtaining a waiver.   You should also
        provide a footnote to the section to describe the covenants which have already been
        waived by either party.

Termination Fee and Expenses, page 49

20.   We note your response to comment 32 in our letter dated June 4, 2010. Within this
        section, please explain the difference between a break-up fee and a termination fee.
        Please also provide the approximate termination fee that Consonus would be required to
        pay.

Consonus Business, page 53

Contracts, page 60

21.   We note the contracts listed on page 60 in which Consonus is substantially dependent.
        Please file the material agreements as exhibits as required by Item 601(b)(10) of
        Regulation S-K.

Consonus – Certain Relationships and Related Transactions, page 72

22.   We note your response to comment 4 in our letter dated June 4, 2010. Please tell us
        whether the services rendered by KLI included any services related to the merger.

Consonus' Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 80

23.   We note your response to comment 36 in our letter dated June 4, 2010, and we reissue the
        comment. We also note your disclosure on page 80 that you have a working capital
        deficiency of $37,127. Please describe your sources of cash for the next 12 months. For
        example, if you plan to issue additional equity, you should disclose your plans to do so.
        If you plan to incur debt obligations, you should disclose your efforts to date in obtaining
        such financings.

24.   We note your disclosure on page 82 that on December 31, 2009 you entered into a sixth
        amendment to the amended and restated refinancing agreement with Avnet, Inc. and that
        you are currently seeking an additional amendment to this credit agreement. Please
        disclose the extent to which your continued refinancing efforts will affect your ability to
        raise future capital through the issuance of debt. For example you might discuss the
        material effects that your refinancing efforts have had on your credit ratings. See Item
        303(a)(2)(ii) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 88

25.   We have considered your response to our prior comment 41. We note from your
        response that senior management of Midas Medici will remain in place subsequent to the
        purchase transaction. Furthermore, it appears from disclosure elsewhere in your
        document that the CEO and chairman of the board of Midas Medici will become the
        chairman of the combined company. Explain to us how you determined that other factors
        outweighed the factors noted above in determining the accounting acquirer in accordance
        with ASC 805-10-25-5.

Note 2, page 92

26.   We note your response to our prior comment 43. Explain to us in greater detail how you
        determined the carrying value of long term debt of Midas Medici approximated its fair
        value.

Note 6, page 93

27.   We have considered your responses to our prior comments 44 and 45. We are unsure how you determined that these adjustments were directly related to the merger transaction. Please provide us with further clarification or revise your pro-forma financial statements accordingly.

Figure 1. Utilipoint's Client Engagement Model, page 105

28.   We note your response to comment 46 in our letter dated June 4, 2010 and we reissue the comment. Please describe in detail the Utilipoint's client engagement model. For example, from your graphic, it appears that clients are providing Utilipoint with strategy and business planning, product/service improvement, and analyst briefings. Please clarify precisely what services Utilipoint provides to its clients and what it receives in return for those services. Also please define "deliverables and outputs."

Midas Medici's Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 126

29.   We note your disclosure in this section that Midas Medici has an outstanding revolving loan agreement with Proficio Bank. We also note your disclosure on page 81 that Consonus has $2.3 million outstanding pursuant to a subordinated debt facility with Proficio Bank which is subject to several debt covenants. Please tell us whether the merger transaction will place either company in default on these loan commitments. If there is a material risk of default, you should disclose this risk in your risk factors and in the potentially negative factors that management considered in contemplation of the merger agreement.

Exhibits

30.   We note your response to comment 62 in our letter dated June 4, 2010. We also note your disclosure on pages 15 and 38 of your registration statement that it is management's opinion that the merger qualifies as a tax-free reorganization. Please note that this is a legal conclusion that management is not qualified to make. Please revise to attribute the legal conclusion to counsel or delete it. Also file a tax opinion as required by Item 601(b)(8) of Regulation S-K.

Exhibit 5.1

31.   Please have counsel revise your legal opinion to reflect the registration of this transaction with respect to your warrants, options, and the common shares underlying those securities.

32.   Please have counsel revise the legality opinion to opine upon the laws of Delaware.

Exhibit 99.1

33.   Please revise your proxy card to mark it as "preliminary" in accordance with Exchange Act Rule 14a-6(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Thomas A. Rose, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via Facsimile: (212) 930-9725